Exhibit 99.1

New Gold Has continued exploration success at new afton C-zone and the peak mines

June 27, 2016 – New Gold Inc. (“New Gold”) (TSX:NGD) (NYSE MKT:NGD) today provides an update on results of the company’s exploration programs at the New Afton C-zone and Peak Mines (“Peak”) for the first half of 2016.

New afton C-zone

In February 2016, the company announced the results of its New Afton C-zone feasibility study, which added 25 million tonnes of gold and copper ore to New Afton’s mineral reserves and outlined the potential to add five years of mine life at current throughput rates. The C-zone is the down-plunge extension of the B-zone block cave which New Gold is currently mining at New Afton. As the C-zone mineralization remains open along strike and down plunge, the company’s primary focus for 2016 has been to test the potential to increase the C-zone mineral resource immediately around the currently contemplated block cave volume for incorporation into the C-zone block cave reserve mine plan. Additionally, New Gold has been exploring for potential extensions of the resource as it continues laterally and down plunge farther to the west.

Drilling along strike from the upper portions of the current C-zone block cave volume has intercepted copper-gold mineralization extending up to 75 metres to the west, as highlighted by hole 156. At the same time, drill intercepts along strike between the top of the currently estimated cave volume and the proposed extraction level indicate that the zone of mineralization may narrow between 50 and 75 metres to the west before widening again between 75 and 100 metres to the west. As part of the company’s first half 2016 program, New Gold has also drilled up to 100 to 150 metres west of the current block cave volume, with three holes (161, 164 and 165) intercepting significant copper-gold mineralization over true widths ranging from 30 to 55 metres, further supporting the potential for the C-zone to remain open even farther along strike and down plunge to the west.

Drill Hold ID No.	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Copper (%)

EA-156	348	434	86	50.0	0.90	1.31
EA-161	522	620	98	36.0	0.89	0.31
EA-164	562	638	76	55.0	0.23	0.52
EA-165	694	746	52	32.0	0.60	1.14

1

For a full summary of the company’s first half 2016 exploration drilling results and related information, refer to the news release filed on SEDAR at www.sedar.com or on the company’s website at www.newgold.com.

“The results of the 2016 C-zone drilling confirm the continuity of mineralization immediately to the west of the block cave volume included in our C-zone feasibility study reserve, indicating good potential to further increase New Afton’s overall mine life,” stated Mark Petersen, Vice President, Exploration. “Looking forward, it is particularly encouraging to see step out holes as far as 150 metres west of the planned block cave continue to intersect copper and gold mineralization at grades similar to those currently being mined.”

Year to date, New Gold has completed approximately 60% of the company’s planned 10,000-metre 2016 exploration program at New Afton. Based on the encouraging results received to date, the company plans to complete the remainder of its $6 million budgeted program during the second half of the year. Results of the 2016 exploration program will be incorporated into New Gold’s 2016 year-end mineral reserve and resource estimates.

PEAK

In November 2015, New Gold announced the discovery of two new zones of polymetallic mineralization, Chronos and Anjea, both located adjacent to current and past-producing mines distributed along the nine-kilometre Peak mine corridor. Chronos is a zone of gold-silver-lead-zinc mineralization located adjacent to the Peak mill and directly above the Perseverance ore body which is currently being mined. Anjea is a zone of copper-gold and silver-lead-zinc mineralization located adjacent to the historic Great Cobar mine and approximately nine kilometres north of the Peak mill. After discovering these two new zones in 2015, New Gold’s objective in 2016 has been to further delineate the Chronos and Anjea mineral resources for incorporation into the company’s 2016 year-end mineral reserve and resource estimates.

The company’s 2016 exploration budgeted program at Peak totals $8 million, which is expected to include approximately 10,000 metres of drilling at each of Chronos and Anjea, as well as continued drill testing of other prospective targets along the Peak mine corridor.

“Following the successful discoveries of Chronos and Anjea in 2015, we continue to be encouraged by the positive drilling results we are receiving, as they provide further evidence of Peak’s robust potential to replace and grow its mineral resources well into the future,” added Mr. Petersen.

Chronos

The Chronos zone is comprised of three sub-parallel vertically oriented mineralized lenses – Main, East and West. The Main lens includes high-grade gold along with associated silver, copper, lead and zinc while the East and West lenses contain primarily silver, lead and zinc with some localized gold. Since the November 2015 announcement of the Chronos discovery, over 100 additional holes have been drilled which have successfully expanded the dimensions of the mineralized zone. When compared to November 2015, the 2016 delineation drilling program has grown the Chronos zone from 280 to 350 metres in vertical height, extended it from 45 metres to 120 metres along strike, and increased the average thickness from a range of 10 to 25 metres to approximately 40 metres.

2

At the end of 2015, the company’s Inferred mineral resources included 190,000 tonnes grading 13.4 grams per tonne of gold from the Chronos Main lens. The focus of the company’s 2016 drilling at Chronos has been on delineating the overall limits of the zone, including the East and West lenses, to support an Inferred mineral resource estimate and delineating the Main lens to the Measured and Indicated classification level for incorporation into New Gold’s 2016 year-end mineral reserve estimates and Peak’s longer-term mine plan.

Anjea

The Anjea zone is located approximately 200 metres to the south of the historic Great Cobar mine and begins at a relatively shallow depth of less than 100 metres from surface. Similar to Chronos, the Anjea zone is made up of sub-parallel vertically oriented lenses, Anjea East and Anjea West. While both lenses consist predominantly of copper mineralization with subordinate amounts of gold, a localized zone of higher gold grades has also been intercepted during the recent drilling of Anjea East. Additionally, the 2016 drilling program continues to return positive results from a separate lens of silver-lead-zinc mineralization situated approximately 40 metres west of the Anjea zone, providing further upside potential for future development at Great Cobar.

Drill Hold ID No.	Mineralized Zone	From (m)	To (m)	Interval (m)	Estimated True Width (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)

GC-9C	Anjea East	769	825	56	32.1	1.39	4.19	2.51	0.00	0.03
GC-9D	Anjea East	738	775	37	24.9	0.09	3.09	1.89	0.00	0.03
GC-9D	Anjea East	787	811	24	16.5	0.05	3.22	1.78	0.00	0.01
GC-23A	Anjea East	772	813	41	26.3	0.74	4.00	2.42	0.00	0.03
GC-23A	Anjea East	813	834	21	17.4	6.11	3.67	2.20	0.01	0.03

GC-9C	Anjea West	834	854	20	12.4	0.06	2.48	1.85	0.00	0.03
GC-17A	Anjea West	692	698	6	4.0	0.25	12.90	2.39	0.03	0.16
GC-23A	Anjea West	853	875	22	14.6	0.60	7.66	1.88	0.01	0.06

For a full summary of the company’s first half 2016 exploration drilling results and related information, refer to the news release filed on SEDAR at www.sedar.com or on the company’s website at www.newgold.com.

The drilling completed to date at Anjea is expected to be sufficient for inclusion in the company’s Inferred mineral resource estimate at the end of 2016. However, as both the Anjea zones remain open at depth, New Gold plans to follow up with additional drilling during the second half of the year.

EMERGING peak mine corridor targets

Exploration of three earlier stage targets along the Peak mine corridor has also returned positive results to date. The three targets, Dapville, Gladstone and Proteus, are all located within one kilometre of the New Cobar and Chesney mines.

Dapville is located along the trend that extends to the south between the Anjea zone and the New Cobar mine. Following up on historic drill results in the area, drilling at Dapville has intercepted significant copper mineralization along with associated silver, lead and zinc. Copper grades intercepted to date range from 1% to 5% over one to five-metre true widths at depths from surface ranging from 250 to 500 metres. Dapville remains open at depth and along strike.

Gladstone is located one kilometre south of the Dapville target and approximately 400 metres west and midway between the New Cobar and Chesney mines. Preliminary drilling has intercepted copper mineralization with grades ranging from 1% to 7% copper over true widths of two to 10 metres. Drilling to date has focused on the northern portion of the Gladstone target and is considered sufficient to support inclusion in the company’s year-end 2016 Inferred resource estimate.

3

Reconnaissance drilling in the Proteus area has intercepted significant copper mineralization over a vertical depth that ranges from 100 to 500 metres from surface with grades ranging from 1% to 3% copper and true widths ranging from approximately three to 11 metres. Proteus represents a 500-metre long trend of mineralized structures located approximately 500 metres south of the Chesney mine. The Proteus zone remains open at depth and along strike.

For a full summary of the company’s first half 2016 exploration drilling results and related information, refer to the news release filed on SEDAR at www.sedar.com or on the company’s website at www.newgold.com.

New Gold looks forward to providing future updates on the company’s exploration initiatives.

ABOUT NEW GOLD INC.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The New Afton Mine in Canada, the Mesquite Mine in the United States, the Peak Mines in Australia and the Cerro San Pedro Mine in Mexico, provide the company with its current production base. In addition, New Gold owns 100% of the Rainy River and Blackwater projects, both in Canada, as well as a 4% gold stream on the El Morro project located in Chile. New Gold’s objective is to be the leading intermediate gold producer, focused on the environment and social responsibility. For further information on the company, please visit www.newgold.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this news release, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this news release include, among others, statements with respect to the exploration and mineralization potential of each of the New Afton C-zone and the Peak Mines’ Chronos zone, Anjea zone, and the Dapville, Gladstone and Proteus targets, the potential and timing with respect to defining mineral resources thereon, the timing of future exploration activities and the disclosure of updates thereon.

All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this news release, as well as New Gold’s most recent annual and quarterly management’s discussion and analysis (“MD&A”), Annual Information Form and Technical Reports for the New Afton and Peak mines filed at www.sedar.com.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: changes in national and local government legislation in Canada and Australia; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary regulatory approvals, licenses and permits and complying with the permitting requirements in Canada and Australia; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration; uncertainties inherent to mining economic studies including the feasibility study for the New Afton C-zone; unexpected delays and costs inherent to consulting and accommodating rights of First Nations and other Aboriginal groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary regulatory approvals, licenses, permits and authorizations and complying with permitting requirements; and the factors discussed under “Risk Factors” included in New Gold’s disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

TECHNICAL INFORMATION

The scientific and technical information in this news release has been reviewed and approved by Mark A. Petersen, Vice President, Exploration of New Gold. Mr. Petersen is an SME Registered Member, an AIPG Certified Professional Geologist and a “Qualified Person” as defined under National Instrument 43-101. Mr. Petersen has verified the data disclosed in this news release, including the exploration, analytical and testing data underlying the information. His verification included a detailed review of the applicable assays for individual samples represented in summary form herein as well as oversight of the management of applicable drill hole databases and original source data including assay certificates. No limitations were imposed on Mr. Petersen’s verification process.

4

New Gold maintains comprehensive Quality Assurance / Quality Control (“QA/QC”) programs for all of its exploration and development projects. Key elements of New Gold’s QA/QC program include chain of custody of samples, regular insertion of certified reference standards and blanks, and duplicate check assays. At New Afton drill core is sampled at regular 2 metre intervals, halved and shipped in sealed bags to Actlabs in Kamloops, British Columbia, Canada where it is analyzed for gold, silver, copper as well as other elements of interest. Check analyses are completed by ALS Laboratories in North Vancouver, British Columbia, Canada. Additional information regarding the company’s quality assurance processes is set out in the March 24, 2015 New Afton mine NI 43-101 Technical Report available at www.sedar.com. At Peak drill core is sampled at regular 1 or 2 metre intervals, halved or whole core assayed and shipped in sealed bags to ALS Laboratories in Orange, New South Wales, Australia where it is analyzed for gold, silver, copper, lead and zinc as well as other elements of interest. Check analyses are completed by SGS Laboratory in West Wyalong, New South Wales, Australia. Additional information regarding the company’s quality assurance processes at the New Afton and Peak mines is set out in New Gold’s most recent Annual Information Form and Technical Reports for the New Afton and Peak mines available at www.sedar.com.

For additional technical information on New Gold’s material properties, including a detailed breakdown of Mineral Reserves and Mineral Resources by category, as well as key assumptions, parameters and risks, refer to New Gold’s most recent Annual Information Form.

For further information please contact:

Hannes Portmann

Executive Vice President, Business Development

Direct: +1 (416) 324-6014

Email: info@newgold.com

5

New Gold Inc. - New Afton Mine
*Kamloops, British Columbia, Canada*

C-Zone

# DRILL ASSAY SUMMARY RESULTS

| Drill Hole ID No. | New Afton Mineralized Zone | From (m) | To (m) | Interval (m) | Estimated True Width (m) | Gold (g/t) | Copper (%) |
|---|---|---|---|---|---|---|---|
| EA-156 | C-Zone | 0 | 158 | 158 | NA | 0.10 | 0.04 |
| | | 158 | 166 | 8 | NA | 0.39 | 0.42 |
| | | 166 | 250 | 84 | NA | 0.03 | 0.05 |
| | | 250 | 252 | 2 | NA | 5.08 | 0.00 |
| | | 252 | 348 | 96 | NA | 0.06 | 0.04 |
| | | **348** | **434** | **86** | **50.0** | **0.90** | **1.31** |
| | *Includes* | *348* | *354* | *6* | *3.5* | *0.35* | *0.67* |
| | | *354* | *362* | *8* | *4.7* | *2.01* | *2.69* |
| | | *362* | *372* | *10* | *5.8* | *0.65* | *0.86* |
| | | *372* | *392* | *20* | *11.6* | *1.35* | *1.83* |
| | | *392* | *434* | *42* | *24.4* | *0.62* | *0.99* |
| | | 434 | 444 | 10 | NA | 0.13 | 0.08 |
| EA-157 | C-Zone | 0 | 250 | 250 | NA | 0.08 | 0.02 |
| | | **250** | **290** | **40** | **19.2** | **0.41** | **0.37** |
| | *Includes* | *250* | *254* | *4* | *1.9* | *0.53* | *0.22* |
| | | *254* | *258* | *4* | *1.9* | *2.29* | *0.76* |
| | | *258* | *274* | *16* | *7.7* | *0.22* | *0.45* |
| | | *274* | *290* | *16* | *7.7* | *0.09* | *0.21* |
| | | 290 | 304 | 14 | 6.7 | 0.07 | 0.12 |
| | | **304** | **348** | **44** | **21.1** | **0.31** | **0.23** |
| | *Includes* | *304* | *314* | *10* | *4.8* | *0.42* | *0.41* |
| | | *314* | *338* | *24* | *11.5* | *0.12* | *0.15* |
| | | *338* | *348* | *10* | *4.8* | *0.68* | *0.26* |
| | | 348 | 396 | 48 | NA | 0.14 | 0.04 |
| | | 396 | 400 | 4 | NA | 0.71 | 1.11 |
| | | 400 | 603 | 203 | NA | 0.05 | 0.07 |
| EA-158 | C-Zone North | 2 | 14 | 13 | NA | 0.09 | 0.04 |
| | | 14 | 32 | 18 | NA | 0.20 | 0.06 |
| | | 32 | 34 | 2 | NA | 2.79 | 0.26 |
| | | 34 | 50 | 16 | NA | 0.14 | 0.05 |
| | | 50 | 76 | 26 | NA | 0.04 | 0.03 |
| | | 76 | 78 | 2 | NA | 1.43 | 0.02 |
| | | 78 | 152 | 74 | NA | 0.03 | 0.02 |
| | | 152 | 174 | 22 | NA | 0.35 | 0.05 |
| | | 174 | 198 | 24 | NA | 0.06 | 0.02 |
| | | 198 | 206 | 8 | NA | 0.21 | 0.02 |
| | | 206 | 208 | 2 | NA | 2.29 | 0.35 |
| | | 208 | 216 | 8 | NA | 0.28 | 0.07 |
| | | 216 | 228 | 12 | NA | 0.11 | 0.03 |
| | | 228 | 236 | 8 | NA | 1.52 | 0.56 |
| | | 236 | 262 | 26 | NA | 0.31 | 0.05 |
| | | 262 | 362 | 100 | NA | 0.05 | 0.02 |
| | | 362 | 388 | 26 | NA | 0.24 | 0.14 |
| | | 388 | 404 | 16 | NA | 0.69 | 0.12 |
| | | 404 | 412 | 8 | NA | 0.30 | 0.01 |
| | | 412 | 486 | 74 | NA | 0.13 | 0.02 |
| | | 486 | 496 | 10 | NA | 0.42 | 0.06 |
| | | 496 | 498 | 2 | NA | 2.69 | 0.10 |
| | | 498 | 588 | 90 | NA | 0.15 | 0.03 |
| | | 588 | 603 | 15 | NA | 0.47 | 0.09 |

New Gold Inc. - New Afton Mine
*Kamloops, British Columbia, Canada*

**DRILL ASSAY SUMMARY RESULTS**

C-Zone

| Drill Hole ID No. | New Afton Mineralized Zone | From (m) | To (m) | Interval (m) | Estimated True Width (m) | Gold (g/t) | Copper (%) |
|---|---|---|---|---|---|---|---|
| EA-159 | C-Zone | 1 | 248 | 247 | NA | 0.06 | 0.01 |
| | | 248 | 278 | 30 | NA | 0.21 | 0.22 |
| | | 278 | 296 | 18 | NA | 0.10 | 0.02 |
| | | 296 | 304 | 8 | NA | 0.99 | 0.01 |
| | | 304 | 322 | 18 | NA | 0.20 | 0.01 |
| | | 322 | 362 | 40 | NA | 0.12 | 0.06 |
| | | 362 | 374 | 12 | 10 | 0.33 | 0.37 |
| | | 374 | 395 | 21 | NA | 0.05 | 0.05 |
| EA-159A | C-Zone | 394 | 444 | 50 | NA | 0.04 | 0.08 |
| | | 444 | 466 | 22 | NA | 0.15 | 0.16 |
| | | 466 | 496 | 30 | NA | 0.04 | 0.08 |
| | | 496 | 536 | 40 | NA | 0.07 | 0.14 |
| | | 536 | 609 | 73 | NA | 0.02 | 0.04 |
| EA-160 | C-Zone North | 0 | 12 | 12 | NA | 0.03 | 0.03 |
| | | 12 | 18 | 6 | NA | 1.70 | 0.41 |
| | | 18 | 32 | 14 | NA | 0.59 | 0.10 |
| | | 32 | 176 | 144 | NA | 0.07 | 0.04 |
| | | 176 | 184 | 8 | NA | 0.38 | 0.09 |
| | | 184 | 212 | 28 | NA | 0.15 | 0.02 |
| | | 212 | 214 | 2 | NA | 16.00 | 0.00 |
| | | 214 | 228 | 14 | NA | 0.06 | 0.02 |
| | | 228 | 246 | 18 | NA | 0.41 | 0.07 |
| | | 246 | 300 | 54 | NA | 0.13 | 0.05 |
| | | 300 | 302 | 2 | NA | 2.04 | 0.10 |
| | | 302 | 318 | 16 | NA | 0.23 | 0.09 |
| | | 318 | 320 | 2 | NA | 1.46 | 0.11 |
| | | 320 | 584 | 264 | NA | 0.02 | 0.02 |
| EA-161 | C-Zone | 0 | 86 | 86 | NA | 0.06 | 0.02 |
| | | 86 | 94 | 8 | NA | 0.39 | 0.08 |
| | | 94 | 100 | 6 | NA | 2.49 | 0.03 |
| | | 100 | 160 | 60 | NA | 0.05 | 0.02 |
| | | 160 | 206 | 46 | NA | 0.33 | 0.03 |
| | | 206 | 208 | 2 | NA | 3.50 | 0.01 |
| | | 208 | 216 | 8 | NA | 0.25 | 0.01 |
| | | 216 | 276 | 60 | NA | 0.10 | 0.01 |
| | | 276 | 290 | 14 | NA | 0.52 | 0.13 |
| | | 290 | 522 | 232 | NA | 0.08 | 0.05 |
| | | **522** | **620** | **98** | **36.0** | **0.59** | **0.31** |
| | *Includes* | *522* | *566* | *44* | *16.2* | *0.33* | *0.44* |
| | | *566* | *568* | *2* | *0.7* | *7.59* | *0.31* |
| | | *568* | *578* | *10* | *3.7* | *0.21* | *0.11* |
| | | *578* | *584* | *6* | *2.2* | *2.79* | *0.26* |
| | | *584* | *600* | *16* | *5.9* | *0.40* | *0.17* |
| | | *600* | *612* | *12* | *4.4* | *0.04* | *0.07* |
| | | *612* | *620* | *8* | *2.9* | *0.34* | *0.55* |
| | | 620 | 648 | 28 | NA | 0.03 | 0.04 |

New Gold Inc. - New Afton Mine
*Kamloops, British Columbia, Canada*

**DRILL ASSAY SUMMARY RESULTS**

C-Zone

| Drill Hole ID No. | New Afton Mineralized Zone | From (m) | To (m) | Interval (m) | Estimated True Width (m) | Gold (g/t) | Copper (%) |
|---|---|---|---|---|---|---|---|
| EA-162 | C-Zone North | 3 | 99 | 96 | NA | 0.10 | 0.06 |
| | | 99 | 155 | 56 | NA | 0.30 | 0.04 |
| | | 155 | 169 | 14 | NA | 1.03 | 0.01 |
| | | 169 | 297 | 128 | NA | 0.08 | 0.01 |
| | | 297 | 309 | 12 | NA | 0.62 | 0.01 |
| | | 309 | 327 | 18 | NA | 0.17 | 0.01 |
| | | 327 | 353 | 26 | NA | 0.23 | 0.12 |
| | | 353 | 374 | 21 | NA | 0.63 | 0.15 |
| EA-163 | C-Zone North | 4 | 54 | 50 | NA | 0.04 | 0.03 |
| | | 54 | 64 | 10 | NA | 0.83 | 0.01 |
| | | 64 | 180 | 116 | NA | 0.07 | 0.01 |
| | | 180 | 186 | 6 | NA | 0.43 | 0.04 |
| | | 186 | 194 | 8 | NA | 0.16 | 0.00 |
| | | 194 | 228 | 34 | NA | 0.04 | 0.00 |
| | | 228 | 234 | 6 | NA | 1.84 | 0.54 |
| | | 234 | 266 | 32 | NA | 0.14 | 0.07 |
| | | 266 | 697 | 431 | NA | 0.02 | 0.02 |
| EA-164 | C-Zone | 2 | 22 | 20 | NA | 0.02 | 0.01 |
| | | 22 | 28 | 6 | NA | 1.32 | 0.20 |
| | | 28 | 72 | 44 | NA | 0.12 | 0.01 |
| | | 72 | 80 | 8 | NA | 0.95 | 0.04 |
| | | 80 | 96 | 16 | NA | 0.06 | 0.01 |
| | | 96 | 98 | 2 | NA | 2.61 | 0.01 |
| | | 98 | 140 | 42 | NA | 0.11 | 0.02 |
| | | 140 | 168 | 28 | NA | 0.33 | 0.01 |
| | | 168 | 334 | 166 | NA | 0.03 | 0.00 |
| | | 334 | 394 | 60 | NA | 0.30 | 0.04 |
| | | 394 | 418 | 24 | NA | 0.04 | 0.09 |
| | | 418 | 446 | 28 | NA | 0.13 | 0.33 |
| | | 446 | 454 | 8 | NA | 0.02 | 0.07 |
| | | 454 | 486 | 32 | NA | 0.07 | 0.20 |
| | | 486 | 488 | 2 | NA | 3.91 | 0.15 |
| | | 488 | 562 | 74 | NA | 0.03 | 0.06 |
| | | **562** | **638** | **76** | **55.0** | **0.23** | **0.52** |
| | *Includes* | *562* | *594* | *32* | *23.1* | *0.12* | *0.19* |
| | | *594* | *598* | *4* | *2.9* | *1.09* | *1.51* |
| | | *598* | *638* | *40* | *29* | *0.24* | *0.69* |
| | | 638 | 670 | 32 | NA | 0.05 | 0.11 |

New Gold Inc. - New Afton Mine
*Kamloops, British Columbia, Canada*

**DRILL ASSAY SUMMARY RESULTS**

C-Zone

| Drill Hole ID No. | New Afton Mineralized Zone | From (m) | To (m) | Interval (m) | Estimated True Width (m) | Gold (g/t) | Copper (%) |
|---|---|---|---|---|---|---|---|
| EA-165 | C-Zone | 2 | 68 | 66 | NA | 0.02 | 0.01 |
| | | 68 | 80 | 12 | NA | 0.66 | 0.03 |
| | | 80 | 202 | 122 | NA | 0.08 | 0.01 |
| | | 202 | 226 | 24 | NA | 0.40 | 0.01 |
| | | 226 | 268 | 42 | NA | 0.16 | 0.00 |
| | | 268 | 286 | 18 | NA | 1.74 | 0.11 |
| | | 286 | 344 | 58 | NA | 0.10 | 0.01 |
| | | 344 | 354 | 10 | NA | 0.49 | 0.10 |
| | | 354 | 694 | 340 | NA | 0.06 | 0.02 |
| | | **694** | **746** | **52** | **32.0** | **0.60** | **1.14** |
| | *Includes* | *694* | *710* | *16* | *9.8* | *0.85* | *1.41* |
| | | *710* | *724* | *14* | *8.6* | *0.44* | *0.79* |
| | | *724* | *746* | *22* | *13.6* | *0.53* | *1.18* |
| | | 746 | 748 | 2 | NA | 0.01 | 0.02 |
| EA-166 | C-Zone | 0 | 100 | 100 | NA | NS | NS |
| | | 100 | 210 | 110 | NA | 0.13 | 0.08 |
| | | 210 | 270 | 60 | NA | 0.05 | 0.06 |
| | | 270 | 282 | 12 | NA | 0.34 | 0.09 |
| | | 282 | 366 | 84 | NA | 0.04 | 0.07 |
| | | **366** | **392** | **26** | **18.0** | **0.55** | **0.74** |
| | | 392 | 442 | 50 | NA | 0.06 | 0.03 |

New Gold Inc. - New Afton Mine
*Kamloops, British Columbia, Canada*

# DRILL HOLE LOCATION COORDINATES

C-Zone

| Target Area | Drill Hole ID No. | UTM_North (m) | UTM_East (m) | Elevation (masl) | Total Depth (m) | Avg. Azimuth (degrees) | Avg. Inclination (degrees) |
|---|---|---|---|---|---|---|---|
| C-Zone | EA-156 | 674919.3 | 5614590.8 | 117 | 444 | 154 | -45 |
| C-Zone | EA-157 | 674918.8 | 5614591.3 | 117 | 603 | 176 | -53 |
| C-Zone North | EA-158 | 674998.8 | 5614600.8 | 103 | 603 | 160 | -75 |
| C-Zone | EA-159 | 674918.8 | 5614591.9 | 117 | 395 | 177 | -54 |
| C-Zone | EA-159A | 674918.8 | 5614591.9 | 117 | 609 | 180 | -54 |
| C-Zone North | EA-160 | 675000.2 | 5614603.1 | 102 | 584 | 195 | -78 |
| C-Zone | EA-161 | 674918.7 | 5614592.5 | 119 | 648 | 199 | -52 |
| C-Zone North | EA-162 | 674999.5 | 5614601.6 | 104 | 374 | 116 | -74 |
| C-Zone North | EA-163 | 674998.7 | 5614600.7 | 102 | 697 | 220 | -62 |
| C-Zone | EA-164 | 674918.5 | 5614591.2 | 117 | 670 | 187 | -57 |
| C-Zone | EA-165 | 674918.4 | 5614592.0 | 117 | 748 | 183 | -62 |
| C-Zone | EA-166 | 674919.9 | 5614592.0 | 117 | 442 | 160 | -44 |

Notes: Drill hole collar coordinates referenced to UTM NAD83 Zone 10
Elevation reported in meters relative to mean average sea level (masl)
Average Azimuth reported relative to True North
Drill hole inclination reported relative to horizontal

New Gold Inc. - Peak Gold Mines Operation
*New South Wales, Australia*

Great Cobar - Anjea

## DRILL ASSAY SUMMARY RESULTS

| Drill Hole ID No. | Great Cobar Mineralized Zone | From (m) | To (m) | Interval (m) | Estimated True Width (m) | Gold (g/t) | Silver (g/t) | Copper (%) | Lead (%) | Zinc (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| GC-9A | | 0 | 698 | 698 | NA | NS | NS | NS | NS | NS |
| | Anjea East | 698 | 705 | 7 | 4.5 | 0.01 | 0.25 | 0.06 | 0.04 | 0.00 |
| | | **705** | **748** | **43** | **27.6** | **0.09** | **2.18** | **1.39** | **0.90** | **0.00** |
| | *Includes* | *705* | *720* | *15* | *9.6* | *0.01* | *1.16* | *0.61* | *0.39* | *0.00* |
| | | *720* | *744* | *24* | *15.4* | *0.15* | *2.93* | *1.93* | *1.24* | *0.00* |
| | | *744* | *748* | *4* | *2.58* | *0.01* | *1.48* | *1.11* | *0.72* | *0.00* |
| | Anjea West | 748 | 794 | 46 | 29.8 | 0.15 | 3.42 | 1.59 | 1.03 | 0.00 |
| | | 794 | 804 | 10 | 6.5 | 0.03 | 1.45 | 0.22 | 0.02 | 0.05 |
| | Pb-Zn Lens | 804 | 814 | 10 | 6.5 | 0.01 | 1.61 | 0.03 | 0.38 | 0.68 |
| | | 814 | 817 | 3 | 2.0 | 0.18 | 20.03 | 0.22 | 4.66 | 11.52 |
| | | 817 | 825 | 8 | 5.2 | 0.01 | 2.61 | 0.02 | 0.35 | 0.56 |
| | | 825 | 829 | 4 | 2.6 | 0.01 | 2.81 | 0.05 | 0.03 | 0.26 |
| GC-9C | | 0 | 743 | 743 | NA | NS | NS | NS | NS | NS |
| | | 743 | 754 | 11 | 5.8 | 0.01 | 0.27 | 0.08 | 0.00 | 0.01 |
| | Anjea East | 754 | 769 | 15 | 8.1 | 0.04 | 1.56 | 0.91 | 0.00 | 0.01 |
| | | **769** | **825** | **56** | **32.1** | **1.39** | **4.19** | **2.51** | **0.00** | **0.03** |
| | *Includes* | *769* | *780* | *11* | *6.1* | *2.64* | *3.59* | *2.10* | *0.00* | *0.02* |
| | | *780* | *796* | *16* | *9.2* | *0.72* | *2.90* | *1.85* | *0.00* | *0.02* |
| | | *796* | *810* | *14* | *8.1* | *1.89* | *5.42* | *3.72* | *0.00* | *0.04* |
| | | *810* | *825* | *15* | *8.8* | *0.73* | *4.82* | *2.35* | *0.01* | *0.05* |
| | | 825 | 834 | 9 | 5.3 | 0.01 | 0.73 | 0.48 | 0.00 | 0.01 |
| | AnjeaWest | 834 | 854 | 20 | 12.4 | 0.06 | 2.48 | 1.85 | 0.00 | 0.03 |
| | | 854 | 860 | 6 | 3.8 | 0.12 | 1.41 | 0.82 | 0.00 | 0.02 |
| | | 860 | 894 | 34 | 9.9 | 0.06 | 0.31 | 0.04 | 0.01 | 0.03 |
| | Pb-Zn Lens | 894 | 897 | 3 | 2.1 | 0.10 | 54.90 | 0.07 | 4.19 | 9.35 |
| | | 897 | 898 | 1 | 0.7 | 0.01 | 0.25 | 0.00 | 0.03 | 0.06 |
| GC-9D | | 0 | 710 | 710 | NA | NS | NS | NS | NS | NS |
| | | 710 | 738 | 28 | 17.5 | 0.01 | 0.34 | 0.09 | 0.00 | 0.01 |
| | Anjea East | **738** | **775** | **37** | **24.9** | **0.09** | **3.09** | **1.89** | **0.00** | **0.03** |
| | *Includes* | *738* | *757* | *19* | *12.7* | *0.01* | *2.52* | *1.41* | *0.00* | *0.02* |
| | | *757* | *766* | *9* | *6.1* | *0.31* | *5.37* | *3.30* | *0.01* | *0.09* |
| | | *766* | *775* | *9* | *6.1* | *0.03* | *1.99* | *1.47* | *0.00* | *0.02* |
| | | 775 | 782 | 7 | 4.8 | 0.06 | 1.24 | 0.49 | 0.03 | 0.05 |
| | | 782 | 787 | 5 | 3.4 | 0.18 | 1.26 | 0.88 | 0.01 | 0.01 |
| | | **787** | **811** | **24** | **16.5** | **0.05** | **3.22** | **1.78** | **0.00** | **0.01** |
| | *Includes* | *787* | *794* | *7* | *4.8* | *0.10* | *2.89* | *1.68* | *0.00* | *0.02* |
| | | *794* | *799* | *5* | *3.4* | *0.01* | *0.64* | *0.46* | *0.00* | *0.01* |
| | | *799* | *802* | *3* | *2.1* | *0.01* | *1.87* | *1.17* | *0.00* | *0.01* |
| | | *802* | *808* | *6* | *4.1* | *0.05* | *6.12* | *3.42* | *0.00* | *0.02* |
| | | *808* | *811* | *3* | *2.1* | *0.03* | *3.80* | *1.50* | *0.00* | *0.01* |
| | | 811 | 822 | 11 | 4.2 | 0.01 | 0.29 | 0.04 | 0.00 | 0.03 |
| | Pb-Zn Lens | 822 | 824 | 2 | 1.4 | 0.04 | 6.95 | 0.01 | 1.04 | 1.67 |
| | | 824 | 825 | 1 | 0.7 | 0.01 | 2.60 | 0.00 | 0.20 | 0.53 |
| GC-17A | | 0 | 645 | 645 | NA | NS | NS | NS | NS | NS |
| | | 645 | 660 | 15 | 10.0 | 0.01 | 0.40 | 0.12 | 0.00 | 0.01 |
| | Anjea East | 660 | 662 | 2 | 1.3 | 0.10 | 2.25 | 0.81 | 0.00 | 0.10 |
| | | 662 | 672 | 10 | 6.7 | 0.02 | 0.25 | 0.02 | 0.00 | 0.03 |
| | Anjea West | 672 | 675 | 3 | 2.0 | 0.01 | 3.83 | 0.02 | 1.46 | 2.97 |
| | | 675 | 685 | 10 | 6.7 | 0.10 | 4.60 | 1.16 | 0.05 | 0.14 |
| | | 685 | 692 | 7 | 4.7 | 0.15 | 0.39 | 0.03 | 0.03 | 0.10 |
| | | 692 | 698 | 6 | 4.0 | 0.25 | 12.90 | 2.39 | 0.03 | 0.16 |
| | | 698 | 738 | 40 | 4.7 | 0.02 | 0.34 | 0.03 | 0.00 | 0.02 |
| | Pb-Zn Lens | 738 | 741 | 3 | 2.0 | 0.06 | 4.10 | 0.88 | 0.02 | 0.25 |
| | | 741 | 746 | 5 | 3.4 | 0.27 | 21.56 | 0.14 | 3.87 | 16.36 |
| | | 746 | 752 | 6 | 4.0 | 0.01 | 4.97 | 0.07 | 0.79 | 1.66 |
| | | 752 | 765 | 13 | 8.7 | 0.01 | 0.84 | 0.01 | 0.04 | 0.06 |
| GC-23 | | 0 | 750 | 750 | NA | NS | NS | NS | NS | NS |
| | | 750 | 756 | 6 | 4.3 | 0.01 | 0.25 | 0.02 | 0.00 | 0.01 |
| | | 756 | 771 | 15 | 10.9 | 0.17 | 0.96 | 0.49 | 0.00 | 0.01 |
| | Anjea East | 771 | 818 | 47 | 34.7 | 0.11 | 1.62 | 0.89 | 0.00 | 0.02 |
| | | 818 | 835 | 17 | 12.9 | 0.07 | 0.84 | 0.29 | 0.00 | 0.01 |
| | Anjea West | 835 | 848 | 13 | 9.9 | 0.61 | 7.48 | 1.89 | 0.01 | 0.05 |
| | | 848 | 864 | 16 | 6.8 | 0.02 | 0.25 | 0.02 | 0.00 | 0.02 |
| | Pb-Zn Lens | 864 | 870 | 6 | 4.6 | 0.09 | 26.97 | 0.44 | 5.45 | 9.82 |
| | | 870 | 873 | 3 | 2.3 | 0.01 | 0.33 | 0.02 | 0.05 | 0.14 |

New Gold Inc. - Peak Gold Mines Operation
*New South Wales, Australia*

DRILL ASSAY SUMMARY RESULTS

Great Cobar - Anjea

| Drill Hole ID No. | Great Cobar Mineralized Zone | From (m) | To (m) | Interval (m) | Estimated True Width (m) | Gold (g/t) | Silver (g/t) | Copper (%) | Lead (%) | Zinc (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| GC-23A | | 0 | 720 | 720 | NA | NS | NS | NS | NS | NS |
| | | 720 | 772 | 52 | 32.5 | 0.04 | 0.44 | 0.18 | 0.00 | 0.01 |
| | Anjea East | **772** | **813** | **41** | **26.3** | **0.74** | **4.00** | **2.42** | **0.00** | **0.03** |
| | *Includes* | *772* | *779* | *7* | *4.5* | *0.42* | *3.14* | *2.60* | *0.00* | *0.02* |
| | | *779* | *783* | *4* | *2.6* | *3.94* | *5.58* | *3.87* | *0.00* | *0.02* |
| | | *783* | *798* | *15* | *9.6* | *0.51* | *5.01* | *3.09* | *0.00* | *0.04* |
| | | *798* | *813* | *15* | *9.6* | *0.28* | *2.97* | *1.29* | *0.01* | *0.03* |
| | | **813** | **834** | **21** | **17.4** | **6.11** | **3.67** | **2.20** | **0.01** | **0.03** |
| | *Includes* | *813* | *820* | *7* | *4.5* | *7.59* | *6.97* | *4.55* | *0.02* | *0.05* |
| | | *820* | *824* | *4* | *2.6* | *24.84* | *5.60* | *3.61* | *0.01* | *0.04* |
| | | *824* | *834* | *10* | *6.4* | *1.04* | *2.07* | *1.09* | *0.01* | *0.03* |
| | | 834 | 840 | 6 | 3.9 | 0.39 | 1.20 | 0.37 | 0.00 | 0.01 |
| | | 840 | 853 | 13 | 8.5 | 0.13 | 0.41 | 0.11 | 0.00 | 0.01 |
| | Anjea West | **853** | **875** | **22** | **14.6** | **0.60** | **7.66** | **1.88** | **0.01** | **0.06** |
| | *Includes* | *853* | *869* | *16* | *10.6* | *0.76* | *4.78* | *1.36* | *0.00* | *0.05* |
| | | *869* | *875* | *6* | *4.0* | *0.17* | *15.32* | *3.28* | *0.01* | *0.07* |
| | Pb-Zn Lens | 875 | 892 | 17 | 11.4 | 0.13 | 3.82 | 0.68 | 0.01 | 0.04 |
| | | **892** | **907** | **15** | **10.1** | **0.40** | **16.61** | **0.43** | **1.98** | **10.69** |
| | *Includes* | *892* | *898* | *6* | *4.0* | *0.47* | *8.88* | *0.55* | *0.14* | *8.01* |
| | | *898* | *902* | *4* | *2.7* | *0.27* | *28.90* | *0.12* | *4.95* | *18.09* |
| | | *902* | *907* | *5* | *3.4* | *0.41* | *16.07* | *0.52* | *1.82* | *8.00* |
| | | 907 | 915 | 8 | 5.4 | 0.01 | 0.31 | 0.01 | 0.02 | 0.04 |

New Gold Inc. - Peak Gold Mines Operation
*New South Wales, Australia*

Gladstone

# DRILL ASSAY SUMMARY RESULTS

| Drill Hole ID No. | Gladstone Mineralized Zone | From (m) | To (m) | Interval (m) | Estimated True Width (m) | Gold (g/t) | Silver (g/t) | Copper (%) | Lead (%) | Zinc (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| GS-3 | Gladstone | 0 | 401 | 401 | NA | NS | NS | NS | NS | NS |
| | | 401 | 406 | 5 | 3.9 | 0.01 | 0.25 | 0.03 | 0.01 | 0.01 |
| | | **406** | **415** | **9** | **7.1** | **0.01** | **8.60** | **2.16** | **0.00** | **0.01** |
| | *Includes* | *406* | *411* | *5* | *3.9* | *0.01* | *13.26* | *3.29* | *0.01* | *0.02* |
| | | *411* | *415* | *4* | *3.1* | *0.01* | *2.78* | *0.74* | *0.00* | *0.01* |
| | | 415 | 422 | 7 | 5.5 | 0.01 | 0.29 | 0.03 | 0.00 | 0.01 |
| GS-4 | Gladstone | 0 | 438 | 438 | NA | NS | NS | NS | NS | NS |
| | | 438 | 462 | 24 | 18.1 | 0.01 | 0.27 | 0.01 | 0.00 | 0.01 |
| | | 462 | 463 | 1 | 0.8 | 0.03 | 14.40 | 3.31 | 0.01 | 0.02 |
| | | 463 | 468 | 5 | 3.8 | 0.01 | 0.32 | 0.02 | 0.00 | 0.01 |
| GS-5 | Gladstone | 0 | 466 | 466 | NA | NS | NS | NS | NS | NS |
| | | 466 | 469 | 3 | 2.1 | 0.03 | 0.25 | 0.03 | 0.00 | 0.01 |
| | | **469** | **477** | **8** | **5.6** | **0.01** | **7.39** | **2.22** | **0.00** | **0.01** |
| | *Includes* | *469* | *470* | *1* | *0.7* | *0.01* | *26.80* | *8.06* | *0.00* | *0.03* |
| | | *470* | *477* | *7* | *4.9* | *0.01* | *4.61* | *1.38* | *0.00* | *0.01* |
| | | 477 | 488 | 11 | 7.6 | 0.01 | 0.81 | 0.26 | 0.00 | 0.01 |
| GS-6 | Gladstone | 0 | 438 | 438 | NA | NS | NS | NS | NS | NS |
| | | 438 | 440 | 2 | 1.4 | 0.01 | 0.25 | 0.01 | 0.00 | 0.01 |
| | | 440 | 442 | 2 | 1.4 | 0.03 | 23.55 | 6.85 | 0.00 | 0.02 |
| | | 442 | 451 | 9 | 6.2 | 0.01 | 2.47 | 0.81 | 0.00 | 0.01 |
| | | 451 | 456 | 5 | 3.4 | 0.01 | 0.46 | 0.09 | 0.00 | 0.01 |
| GS-7 | Gladstone | 0 | 533 | 533 | NA | NS | NS | NS | NS | NS |
| | | 533 | 539 | 6 | 5.9 | 0.01 | 0.25 | 0.00 | 0.00 | 0.01 |
| | | 539 | 541 | 2 | 2.0 | 0.12 | 4.90 | 1.16 | 0.00 | 0.01 |
| | | 541 | 552 | 11 | 10.8 | 0.01 | 0.25 | 0.02 | 0.00 | 0.01 |
| GS-8 | Gladstone | 0 | 343 | 343 | NA | NS | NS | NS | NS | NS |
| | | 343 | 347 | 4 | 3.6 | 0.01 | 0.25 | 0.05 | 0.00 | 0.01 |
| | | 347 | 349 | 2 | 1.8 | 0.01 | 1.40 | 0.54 | 0.00 | 0.01 |
| | | 349 | 351 | 2 | 1.8 | 0.01 | 0.25 | 0.00 | 0.00 | 0.01 |
| GS-10 | Gladstone | 0 | 368 | 368 | NA | NS | NS | NS | NS | NS |
| | | 368 | 371 | 3 | 2.5 | 0.01 | 0.25 | 0.01 | 0.00 | 0.01 |
| | | 371 | 373 | 2 | 1.7 | 0.02 | 14.15 | 3.71 | 0.00 | 0.02 |
| | | 373 | 376 | 3 | 2.5 | 0.01 | 2.42 | 0.64 | 0.00 | 0.01 |
| | | 376 | 385 | 9 | 7.5 | 0.02 | 0.63 | 0.17 | 0.00 | 0.01 |
| GS-12 | Gladstone | 0 | 316 | 316 | NA | NS | NS | NS | NS | NS |
| | | 316 | 324 | 8 | 7.8 | 0.01 | 0.31 | 0.03 | 0.00 | 0.01 |
| | | 324 | 325 | 1 | 1.0 | 0.01 | 2.10 | 0.61 | 0.00 | 0.01 |
| | | 325 | 328 | 3 | 2.9 | 0.01 | 0.25 | 0.02 | 0.00 | 0.01 |
| GS-14 | Gladstone | 0 | 373 | 373 | NA | NS | NS | NS | NS | NS |
| | | 373 | 375 | 2 | 1.7 | 0.01 | 0.25 | 0.02 | 0.00 | 0.01 |
| | | **375** | **381** | **6** | **5.1** | **0.02** | **9.98** | **2.68** | **0.00** | **0.01** |
| | *Includes* | *375* | *376* | *1* | *0.8* | *0.01* | *3.60* | *0.91* | *0.00* | *0.01* |
| | | *376* | *378* | *2* | *1.7* | *0.04* | *21.40* | *5.77* | *0.00* | *0.02* |
| | | *378* | *381* | *3* | *2.5* | *0.02* | *4.50* | *1.20* | *0.00* | *0.01* |
| | | 381 | 399 | 18 | 15.2 | 0.01 | 0.36 | 0.04 | 0.00 | 0.01 |
| GS-15 | Gladstone | 0 | 319 | 319 | NA | NS | NS | NS | NS | NS |
| | | 319 | 322 | 3 | 3.0 | 0.02 | 0.25 | 0.04 | 0.00 | 0.01 |
| | | 322 | 323 | 1 | 1.0 | 0.01 | 7.90 | 1.96 | 0.00 | 0.02 |
| | | 323 | 335 | 12 | 11.9 | 0.01 | 0.31 | 0.02 | 0.00 | 0.01 |
| GS-16 | Gladstone | 0 | 342 | 342 | NA | NS | NS | NS | NS | NS |
| | | 342 | 347 | 5 | 4.5 | 0.01 | 0.30 | 0.07 | 0.00 | 0.01 |
| | | **347** | **358** | **11** | **10.0** | **0.03** | **12.86** | **3.48** | **0.00** | **0.02** |
| | *Includes* | *347* | *348* | *1* | *0.9* | *0.05* | *4.60* | *1.40* | *0.00* | *0.01* |
| | | *348* | *350* | *2* | *1.8* | *0.05* | *40.80* | *11.45* | *0.00* | *0.04* |
| | | *350* | *358* | *8* | *7.2* | *0.03* | *6.91* | *1.75* | *0.00* | *0.01* |
| | | 358 | 372 | 14 | 12.7 | 0.01 | 0.54 | 0.10 | 0.00 | 0.01 |
| GS-17 | Gladstone | 0 | 317 | 317 | NA | NS | NS | NS | NS | NS |
| | | 317 | 329 | 12 | 11.9 | 0.01 | 0.50 | 0.10 | 0.00 | 0.01 |
| | | 329 | 334 | 5 | 5.0 | 0.01 | 6.14 | 1.81 | 0.00 | 0.01 |
| | | 334 | 348 | 14 | 13.9 | 0.01 | 0.68 | 0.14 | 0.00 | 0.01 |

New Gold Inc. - Peak Gold Mines Operation
*New South Wales, Australia*
Gladstone

## DRILL ASSAY SUMMARY RESULTS

| Drill Hole ID No. | Gladstone Mineralized Zone | From (m) | To (m) | Interval (m) | Estimated True Width (m) | Gold (g/t) | Silver (g/t) | Copper (%) | Lead (%) | Zinc (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| GS-18 | Gladstone | 0 | 326 | 326 | NA | NS | NS | NS | NS | NS |
| | | 326 | 331 | 5 | 4.8 | 0.01 | 0.25 | 0.01 | 0.00 | 0.01 |
| | | 331 | 338 | 7 | 6.8 | 0.01 | 6.50 | 1.76 | 0.00 | 0.01 |
| | | 338 | 345 | 7 | 6.8 | 0.01 | 1.94 | 0.46 | 0.00 | 0.01 |
| | | 345 | 353 | 8 | 7.7 | 0.01 | 0.25 | 0.01 | 0.00 | 0.01 |
| GS-19 | Gladstone | 0 | 339 | 339 | NA | NS | NS | NS | NS | NS |
| | | 339 | 345 | 6 | 6.0 | 0.01 | 0.73 | 0.15 | 0.00 | 0.01 |
| | | 345 | 346 | 1 | 1.0 | 0.01 | 19.80 | 5.70 | 0.00 | 0.03 |
| | | 346 | 349 | 3 | 3.0 | 0.01 | 0.25 | 0.02 | 0.00 | 0.01 |
| | | 349 | 350 | 1 | 1.0 | 0.01 | 12.10 | 2.82 | 0.00 | 0.02 |
| | | 350 | 358 | 8 | 7.9 | 0.01 | 0.76 | 0.13 | 0.00 | 0.01 |
| GS-21 | Gladstone | 0 | 368 | 368 | NA | NS | NS | NS | NS | NS |
| | | 368 | 371 | 3 | 2.7 | 0.01 | 0.25 | 0.00 | 0.00 | 0.01 |
| | | **371** | **376** | **5** | **4.6** | **0.01** | **26.81** | **6.69** | **0.00** | **0.03** |
| | *Includes* | *371* | *373* | *2* | *1.8* | *0.01* | *26.30* | *6.39* | *0.01* | *0.03* |
| | | *373* | *375* | *2* | *1.8* | *0.01* | *3.03* | *0.85* | *0.00* | *0.01* |
| | | *375* | *376* | *1* | *0.9* | *0.01* | *75.40* | *19.00* | *0.01* | *0.06* |
| | | 376 | 378 | 2 | 1.8 | 0.01 | 2.70 | 0.60 | 0.00 | 0.01 |
| | | 378 | 386 | 8 | 7.3 | 0.01 | 0.80 | 0.13 | 0.00 | 0.01 |
| GS-22 | Gladstone | 0 | 425 | 425 | NA | NS | NS | NS | NS | NS |
| | | 425 | 430 | 5 | 3.6 | 0.02 | 0.68 | 0.16 | 0.00 | 0.01 |
| | | **430** | **437** | **7** | **5.0** | **0.02** | **7.24** | **2.24** | **0.00** | **0.01** |
| | *Includes* | *430* | *433* | *3* | *2.1* | *0.03* | *11.50* | *3.49* | *0.00* | *0.02* |
| | | *433* | *437* | *4* | *2.9* | *0.01* | *4.05* | *1.30* | *0.00* | *0.01* |
| | | 437 | 440 | 3 | 2.1 | 0.01 | 2.43 | 0.63 | 0.00 | 0.01 |
| | | 440 | 450 | 10 | 7.2 | 0.01 | 0.62 | 0.12 | 0.00 | 0.01 |
| GS-23 | Gladstone | 0 | 428 | 428 | NA | NS | NS | NS | NS | NS |
| | | 428 | 437 | 9 | 6.4 | 0.01 | 0.65 | 0.14 | 0.00 | 0.01 |
| | | 437 | 440 | 3 | 2.1 | 0.02 | 5.13 | 1.41 | 0.00 | 0.01 |
| | | 440 | 448 | 8 | 5.6 | 0.01 | 0.38 | 0.06 | 0.00 | 0.01 |

New Gold Inc. - Peak Gold Mines Operation
*New South Wales, Australia*

DRILL ASSAY SUMMARY RESULTS

Dapville and Proteus

| Drill Hole ID No. | Target Area | From (m) | To (m) | Interval (m) | Estimated True Width (m) | Gold (g/t) | Silver (g/t) | Copper (%) | Lead (%) | Zinc (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| DP-10 | Dapville | 0 | 552 | 552 | NA | NS | NS | NS | NS | NS |
| | | 552 | 554 | 2 | 0.7 | 0.01 | 0.25 | 0.02 | 0.01 | 0.05 |
| | | 554 | 575 | 21 | NA | NS | NS | NS | NS | NS |
| | | 575 | 582 | 7 | 2.5 | 0.01 | 0.25 | 0.01 | 0.00 | 0.03 |
| | | **582** | **585** | **3** | **1.1** | **0.02** | **21.43** | **4.82** | **0.02** | **0.12** |
| | | 585 | 599 | 14 | 5.0 | 0.01 | 0.42 | 0.04 | 0.01 | 0.02 |
| DP-11 | Dapville | 0 | 470 | 470 | NA | NS | NS | NS | NS | NS |
| | | 470 | 474 | 4 | 2.2 | 0.01 | 0.25 | 0.01 | 0.00 | 0.02 |
| | | **474** | **478** | **4** | **2.2** | **0.01** | **93.30** | **0.98** | **5.75** | **3.83** |
| | | 478 | 502 | 24 | 13.1 | 0.01 | 0.54 | 0.01 | 0.02 | 0.02 |
| DP-12 | Dapville | 0 | 340 | 340 | NA | NS | NS | NS | NS | NS |
| | | 340 | 347 | 7 | 4.7 | 0.01 | 0.39 | 0.13 | 0.00 | 0.01 |
| | | **347** | **355** | **8** | **5.4** | **0.14** | **20.75** | **4.09** | **0.18** | **0.33** |
| | | 355 | 369 | 14 | 9.5 | 0.01 | 1.42 | 0.04 | 0.06 | 0.12 |
| DP-13 | Dapville | 0 | 430 | 430 | NA | NS | NS | NS | NS | NS |
| | | 430 | 433 | 3 | 1.8 | 0.01 | 0.55 | 0.04 | 0.00 | 0.02 |
| | | 433 | 437 | 4 | 2.4 | 0.01 | 2.00 | 0.03 | 0.57 | 1.05 |
| | | 437 | 450 | 13 | 8.1 | 0.01 | 0.53 | 0.01 | 0.08 | 0.15 |
| CA-632 | Proteus-Burrabungie | 0 | 85 | 85 | NA | NS | NS | NS | NS | NS |
| | | 85 | 98 | 13 | 5.0 | 0.01 | 0.75 | 0.14 | 0.00 | 0.01 |
| | | **98** | **103** | **5** | **1.9** | **0.02** | **5.50** | **2.04** | **0.00** | **0.01** |
| | | 103 | 132 | 29 | 11.1 | 0.01 | 0.86 | 0.31 | 0.00 | 0.01 |
| | | **132** | **160** | **28** | **10.8** | **0.01** | **4.48** | **1.64** | **0.00** | **0.02** |
| | *Includes* | *132* | *144* | *12* | *4.6* | *0.01* | *3.34* | *1.32* | *0.00* | *0.02* |
| | | *144* | *150* | *6* | *2.3* | *0.01* | *1.53* | *0.47* | *0.00* | *0.01* |
| | | *150* | *160* | *10* | *3.9* | *0.01* | *7.61* | *2.71* | *0.00* | *0.02* |
| | | 160 | 174 | 14 | 5.0 | 0.01 | 0.55 | 0.18 | 0.00 | 0.01 |
| CA-633 | Proteus-Burrabungie | 0 | 51 | 51 | 21.1 | 0.01 | 0.53 | 0.04 | 0.00 | 0.00 |
| | | **51** | **56** | **5** | **2.1** | **0.04** | **5.01** | **5.21** | **0.00** | **0.00** |
| | | 56 | 72 | 16 | 6.7 | 0.01 | 0.40 | 0.18 | 0.00 | 0.01 |
| | | **72** | **83** | **11** | **4.7** | **0.01** | **1.22** | **1.02** | **0.00** | **0.02** |
| | | 83 | 100 | 17 | 7.5 | 0.02 | 0.79 | 0.23 | 0.00 | 0.01 |
| CA-635 | Proteus-Burrabungie | 0 | 260 | 260 | NA | NS | NS | NS | NS | NS |
| | | 260 | 276 | 16 | 6.8 | 0.01 | 0.25 | 0.00 | 0.00 | 0.01 |
| | | **276** | **285** | **9** | **3.9** | **0.01** | **2.90** | **1.17** | **0.00** | **0.01** |
| | | 285 | 336 | 51 | 23.1 | 0.01 | 0.40 | 0.09 | 0.00 | 0.01 |
| CA-636 | Proteus-Burrabungie | 0 | 302 | 302 | NA | NS | NS | NS | NS | NS |
| | | 302 | 362 | 60 | 27.6 | 0.01 | 0.41 | 0.08 | 0.00 | 0.01 |
| | | **362** | **370** | **8** | **3.7** | **0.03** | **8.31** | **3.09** | **0.00** | **0.02** |
| | | 370 | 384 | 14 | 6.5 | 0.01 | 0.44 | 0.10 | 0.00 | 0.01 |
| CA-637 | Proteus-Burrabungie | 0 | 17 | 17 | NA | NS | NS | NS | NS | NS |
| | | 17 | 25 | 8 | 1.5 | 0.01 | 0.25 | 0.01 | 0.00 | 0.00 |
| | | 25 | 69 | 44 | NA | NS | NS | NS | NS | NS |
| | | 69 | 73 | 4 | 0.9 | 0.01 | 0.25 | 0.00 | 0.00 | 0.01 |
| | | 73 | 102 | 29 | NA | NS | NS | NS | NS | NS |
| | | 102 | 108 | 6 | 1.6 | 0.01 | 0.35 | 0.02 | 0.00 | 0.01 |
| | | 108 | 362 | 254 | NA | NS | NS | NS | NS | NS |
| | | 362 | 430 | 68 | 36.6 | 0.01 | 0.93 | 0.27 | 0.00 | 0.01 |
| | | **430** | **439** | **9** | **4.5** | **0.02** | **3.54** | **1.20** | **0.00** | **0.02** |
| | *Includes* | *430* | *434* | *4* | *2.0* | *0.03* | *5.35* | *1.89* | *0.00* | *0.02* |
| | | *434* | *439* | *5* | *2.5* | *0.02* | *2.09* | *0.65* | *0.00* | *0.01* |
| | | 439 | 444 | 5 | 2.5 | 0.02 | 0.34 | 0.02 | 0.00 | 0.01 |
| | | 444 | 457 | 13 | NA | NS | NS | NS | NS | NS |
| | | 457 | 467 | 10 | 5.1 | 0.01 | 0.53 | 0.01 | 0.07 | 0.04 |
| | | **467** | **469** | **2** | **1.0** | **0.02** | **10.80** | **0.28** | **1.69** | **1.02** |
| | | 469 | 476 | 7 | 3.6 | 0.01 | 0.48 | 0.01 | 0.06 | 0.06 |
| | | 476 | 480 | 4 | NA | NS | NS | NS | NS | NS |
| | | 480 | 483 | 3 | 1.5 | 0.02 | 0.25 | 0.00 | 0.01 | 0.02 |
| | | 483 | 500 | 17 | NA | NS | NS | NS | NS | NS |
| | | 500 | 502 | 1.8 | 0.9 | 0.01 | 0.54 | 0.00 | 0.03 | 0.06 |

New Gold Inc. - Peak Gold Mines Operation
*New South Wales, Australia*
DRILL ASSAY SUMMARY RESULTS
Dapville and Proteus

| Drill Hole ID No. | Target Area | From (m) | To (m) | Interval (m) | Estimated True Width (m) | Gold (g/t) | Silver (g/t) | Copper (%) | Lead (%) | Zinc (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| CA-638 | Proteus-Mt Pleasant | 0 | 85 | 85 | NA | NS | NS | NS | NS | NS |
| | | 85 | 385 | 300 | 63.5 | 0.01 | 0.33 | 0.04 | 0.00 | 0.01 |
| CA-639 | Proteus-Mt Pleasant | 0 | 199 | 199 | NA | NS | NS | NS | NS | NS |
| | | 199 | 245 | 46 | 27.9 | 0.01 | 0.33 | 0.06 | 0.00 | 0.01 |
| | | 245 | 253 | 8 | 5.2 | 0.03 | 2.04 | 0.70 | 0.00 | 0.01 |
| | | 253 | 261 | 8 | 5.3 | 0.02 | 0.86 | 0.24 | 0.00 | 0.01 |
| | | 261 | 284 | 23 | NA | NS | NS | NS | NS | NS |
| | | 284 | 299 | 15 | 10.7 | 0.01 | 0.30 | 0.07 | 0.00 | 0.01 |
| | | 299 | 307 | 8 | NA | NS | NS | NS | NS | NS |
| | | 307 | 310 | 3 | 2.1 | 0.01 | 0.25 | 0.00 | 0.00 | 0.01 |
| CA-640 | Proteus-Mt Pleasant | 0 | 53 | 53 | NA | NS | NS | NS | NS | NS |
| | | 53 | 55 | 2 | 0.5 | 0.01 | 0.25 | 0.06 | 0.00 | 0.01 |
| | | 55 | 72 | 17 | NA | NS | NS | NS | NS | NS |
| | | 72 | 80 | 8 | 2.0 | 0.01 | 0.25 | 0.00 | 0.00 | 0.01 |
| | | 80 | 93 | 13 | NA | NS | NS | NS | NS | NS |
| | | 93 | 95 | 2 | 0.5 | 0.01 | 0.25 | 0.00 | 0.00 | 0.01 |
| | | 95 | 194 | 99 | NA | NS | NS | NS | NS | NS |
| | | 194 | 303 | 109 | 37.7 | 0.35 | 0.08 | 0.80 | 0.21 | 0.00 |
| | | 303 | 307 | 4 | NA | NS | NS | NS | NS | NS |
| | | 307 | 308 | 1 | 0.4 | 0.01 | 0.25 | 0.02 | 0.00 | 0.01 |
| | | 308 | 325 | 17 | NA | NS | NS | NS | NS | NS |
| | | 325 | 329 | 4 | 1.8 | 0.01 | 0.25 | 0.06 | 0.00 | 0.01 |
| | | 329 | 334 | 5 | NA | NS | NS | NS | NS | NS |
| | | 334 | 336 | 2 | 0.9 | 0.01 | 0.25 | 0.01 | 0.00 | 0.01 |
| | | 336 | 344 | 8 | NA | NS | NS | NS | NS | NS |
| | | 344 | 346 | 2 | 0.9 | 0.01 | 0.85 | 0.33 | 0.00 | 0.01 |
| CA-642 | Proteus-Young Australia | 0 | 292 | 292 | NA | NS | NS | NS | NS | NS |
| | | 292 | 330 | 38 | 23.0 | 0.01 | 0.28 | 0.03 | 0.00 | 0.01 |
| | | 330 | 342 | 12 | 7.4 | 0.03 | 2.16 | 0.84 | 0.00 | 0.01 |
| | | 342 | 344 | 2 | 1.2 | 0.01 | 0.43 | 0.08 | 0.00 | 0.01 |
| | | 344 | 370 | 26 | NA | NS | NS | NS | NS | NS |
| | | 370 | 382 | 12 | 7.6 | 0.01 | 0.25 | 0.01 | 0.00 | 0.01 |

New Gold Inc. - Peak Gold Mines Operation
*New South Wales, Australia*

## DRILL HOLE LOCATION COORDINATES

Peak Mine Corridor

| Target Area | Drill Hole ID No. | UTM_North (m) | UTM_East (m) | Elevation (masl) | Total Depth (m) | Avg. Azimuth (degrees) | Avg. Inclination (degrees) |
|---|---|---|---|---|---|---|---|
| Great Cobar - Anjea | GC-9A | 390504.3 | 6514201.3 | 235 | 884 | 257 | -57 |
| Great Cobar - Anjea | GC-9C | 390504.3 | 6514201.3 | 236 | 961 | 263 | -55 |
| Great Cobar - Anjea | GC-9D | 390504.3 | 6514201.3 | 235 | 856 | 272 | -53 |
| Great Cobar - Anjea | GC-17A | 390506.7 | 6513911.0 | 236 | 784 | 286 | -57 |
| Great Cobar - Anjea | GC-23 | 390504.0 | 6514201.3 | 235 | 892 | 248 | -55 |
| Great Cobar - Anjea | GC-23A | 390504.0 | 6514201.3 | 235 | 936 | 252 | -60 |
| Dapville | DP-10 | 390642.9 | 6512995.9 | 248 | 656 | 267 | -67 |
| Dapville | DP-11 | 390642.9 | 6512995.9 | 248 | 565 | 245 | -62 |
| Dapville | DP-12 | 390644.2 | 6512991.1 | 248 | 505 | 237 | -50 |
| Dapville | DP-13 | 390644.9 | 6512992.3 | 248 | 506 | 236 | -59 |
| Proteus-Burrabungie | CA-623 | 391853.4 | 6511495.7 | 240 | 240 | 256 | -63 |
| Proteus-Burrabungie | CA-633 | 391829.1 | 6511478.6 | 240 | 148 | 254 | -59 |
| Proteus-Burrabungie | CA-635 | 391931.7 | 6511579.7 | 240 | 450 | 258 | -60 |
| Proteus-Burrabungie | CA-636 | 391933.7 | 6511580.3 | 240 | 420 | 233 | -63 |
| Proteus-Burrabungie | CA-637 | 391928.0 | 6511581.8 | 240 | 510 | 228 | -66 |
| Proteus-Mt Pleasant | CA-638 | 391757.9 | 6511298.0 | 245 | 390 | 78 | -57 |
| Proteus-Mt Pleasant | CA-639 | 391757.9 | 6511298.0 | 245 | 330 | 95 | -52 |
| Proteus-Mt Pleasant | CA-640 | 391823.0 | 6511156.7 | 240 | 660 | 77 | -66 |
| Proteus-Young Australia | CA-642 | 391795.4 | 6510957.7 | 240 | 450 | 72 | -58 |
| Gladstone | GS-3 | 391330.2 | 6512304.6 | -22 | 426 | 220 | -36 |
| Gladstone | GS-4 | 391330.3 | 6512304.5 | -22 | 519 | 216 | -41 |
| Gladstone | GS-5 | 391330.6 | 6512303.7 | -22 | 539 | 232 | -49 |
| Gladstone | GS-6 | 391330.6 | 6512303.8 | -22 | 466 | 241 | -47 |
| Gladstone | GS-7 | 391332.9 | 6512300.6 | -21 | 563 | 193 | -9 |
| Gladstone | GS-8 | 391329.9 | 6512304.7 | -21 | 387 | 260 | -23 |
| Gladstone | GS-10 | 391330.4 | 6512303.8 | -22 | 410 | 252 | -33 |
| Gladstone | GS-12 | 391330.1 | 6512303.8 | -21 | 345 | 253 | -10 |
| Gladstone | GS-14 | 391330.5 | 6512303.8 | -22 | 415 | 239 | -34 |
| Gladstone | GS-15 | 391330.5 | 6512303.9 | -22 | 378 | 246 | 2 |
| Gladstone | GS-16 | 391330.5 | 6512303.8 | -21 | 399 | 231 | -23 |
| Gladstone | GS-17 | 391330.0 | 6512303.4 | -20 | 370 | 233 | 1 |
| Gladstone | GS-18 | 391330.3 | 6512303.7 | -21 | 353 | 231 | -11 |
| Gladstone | GS-19 | 391331.1 | 6512302.1 | -19 | 360 | 236 | 17 |
| Gladstone | GS-21 | 391330.0 | 6512304.4 | -21 | 390 | 218 | -24 |
| Gladstone | GS-22 | 391330.1 | 6512304.5 | -22 | 453 | 228 | -45 |
| Gladstone | GS-23 | 391330.5 | 6512304.0 | -22 | 450 | 260 | -44 |

Notes:
Drill hole collar coordinates referenced to UTM MGA94, Zone 55
Elevation reported in meters relative to mean average sea level (masl)
Average Azimuth reported relative to True North
Drill hole inclination reported relative to horizontal

New Afton C-Zone – 2016 Exploration Results
3D Isometric view looking northeast

B3
Block Cave
Reserve
EA-162
4800 L
EA-158
EA-160
EA-159
EA-157
EA-166
EA-156
4600 L
C-Zone
Block Cave
Reserve
EA-161
4400 L
EA-164
EA-163
EA-165
4200 L
200m
C-Zone Intercept
2016 Drill Hole

New Afton C-Zone – 2016 Exploration Results
Longitudinal section view looking north

newgold

200m
5400 L
5200 L
5000 L
4800 L
4600 L
4400 L
2600 E
2800 E
3000 E
3200 E
3400 E
3600
Main Zone
Block Cave
B3
Block Cave
Reserve
C-Zone
Block Cave
Reserve
EA-159
EA-166
EA-157
EA-156
EA-161
EA-164
EA-165
C-Zone Intercept
2016 Drill Hole

Cobar
Great Cobar
Anjea
6,814,000 mN
6,813,000 mN
Dapville
New Cobar
Gladstone
6,812,000 mN
Chesney
Burrabungie
Mt Pleasant
Proteus Area
6,811,000 mN
Young Australian
6,810,000 mN
New Occidental
6,809,000 mN
6,808,000 mN
Peak
6,807,000 mN
Perseverance
6,806,000 mN
6,805,000 mN
388,000 mE
389,000 mE
390,000 mE
391,000 mE
392,000 mE
393,000 mE
394,000 mE
395,000 mE
N
Mine Corridor
Operation: Peak Gold Mine
Date: 3/06/2016
Drafter: Lize Stander
Scale: 1:40,000
Projection: Map Grid of Australia (MGA) Zone 55
newgold Peak Gold Mines Pty Ltd
Mine
Road
Mine lease
Collar
Plan
Underground development
Copper grade shell 1 percent cut-off
Zinc grade shell 1 percent cut-off
Gold grade shell 1 g/t cut-off

Cobar
Great Cobar
Anjea
Dapville
New Cobar
Gladstone
Chesney
Burrabungie
Mt Pleasant
Proteus Area
Young Australian
New Occidental
Peak
Perseverance
6,514,000 mN
6,513,000 mN
6,512,000 mN
6,511,000 mN
6,510,000 mN
6,509,000 mN
6,508,000 mN
6,507,000 mN
6,506,000 mN
6,505,000 mN
388,000 mE
389,000 mE
390,000 mE
391,000 mE
392,000 mE
393,000 mE
394,000 mE
395,000 mE

| N | **Mine Corridor** | Operation: Peak Gold Mine<br>Date: 3/06/2016<br>Drafter: Lize Stander<br>Scale: 1:40,000 | ◆ Mine<br>Road<br>Mine lease<br>• Collar<br>Plan |
|---|---|---|---|
| newgold Peak Gold Mines Pty. Ltd. | | Projection: Map Grid of Australia (MGA) Zone 55 | Underground development<br>Copper grade shell 1 percent cut-off<br>Zinc grade shell 1 percent cut-off<br>Gold grade shell 1 g/t cut-off |

6,514,600 mN
6,514,500 mN
6,514,400 mN
6,514,300 mN
6,514,200 mN
6,514,100 mN
6,514,000 mN
6,513,900 mN
6,513,800 mN
389,900 mE
390,000 mE
390,100 mE
390,200 mE
390,300 mE
390,400 mE
390,500 mE
GC-9D
GC-9C
GC-23A
GC-9A
GC17-A
GC-23

| N | Great Cobar - Anjea | Operation: Peak Gold Mine<br>Date: 3/06/2016<br>Drafter: Lize Stander<br>Scale: 1:4,000 | 2016 Drill program<br>Collar<br>Drill trace<br>Historic Workings<br>Intercept<br>2016 |
|---|---|---|---|
| newgold Peak Gold Mines Pty. Ltd. | | Projection: Map Grid of Australia (MGA) Zone 55 | Main Copper Lens<br>West Copper Lens<br>Lead/Zinc Lens |

6,512,300 mN
6,512,200 mN
6,512,100 mN
6,512,000 mN
6,511,900 mN
6,511,800 mN
391,000 mE
391,100 mE
391,200 mE
391,300 mE
GS-8
GS-23
GS-12
GS-10
GS-15
GS-6
GS-14
GS-19
GS-8
GS-5
GS-17
GS-18
GS-16
GS-22
GS-15
GS-3
GS-21
GS-4
GS-7

N

**Gladstone**

Operation: Peak Gold Mine
Date: 3/06/2016
Drafter: Lize Stander
Scale: 1:2,500
Projection: Map Grid of Australia (MGA) Zone 55

newgold Peak Gold Mines Pty Ltd

2016 Drill Program
- Collar
- Drill trace

Intercept
- Gladstone Lens
- Copper grade shell 1 percent cut-off
- Mine Development

6,513,100 mN
6,513,050 mN
6,513,000 mN
6,512,950 mN
6,512,900 mN
6,512,850 mN
6,512,800 mN
6,512,750 mN
6,512,700 mN
390,350 mE
390,400 mE
390,450 mE
390,500 mE
390,550 mE
390,600 mE
390,650 mE
DP-10
DP-11
DP-13
DP-12
N
Dapville
Operation: Peak Gold Mine
Date: 3/06/2016
Drafter: Lize Stander
Scale: 1:2,000
Projection: Map Grid of Australia (MGA) Zone 55
newgold Peak Gold Mines Pty. Ltd.
2016 Drill Program
Collar
Drill trace
Intercept
Dapville Lens
Copper grade shell 1 percent cut-off
Mine Development

6,511,600 mN
6,511,500 mN
6,511,400 mN
6,511,300 mN
6,511,200 mN
6,511,100 mN
6,511,000 mN
6,510,900 mN
6,510,800 mN
6,510,700 mN
6,510,600 mN
6,510,500 mN
391,500 mE
391,600 mE
391,700 mE
391,800 mE
391,900 mE
392,000 mE
392,100 mE
392,200 mE
392,300 mE
392,400 mE
CA-635
CA-632
CA-633
CA-637
CA-638
CA-639
CA-640
CA-642

| N | Proteus | Operation: Peak Gold Mine<br>Date: 3/06/2016<br>Drafter: Lize Stander<br>Scale: 1:5,000 | 2016 Drill Program<br>• Collar<br>— Drill trace<br>Intercept<br>— Proteus Lens<br>Copper grade shell 1 percent cut-off<br>Gold grade shell 1 g/t cut-off<br>Mine Development |
|---|---|---|---|
| newgold Peak Gold Mines Pty. Ltd. | | Projection: Map Grid of Australia (MGA) Zone 55 | |